                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                               -------------------

                                PERKINELMER, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

              ZERO COUPON CONVERTIBLE DEBENTURES DUE AUGUST 7, 2020
                         (Title of Class of Securities)
                               -------------------

                                   714046 AA 7
                      (CUSIP Number of Class of Securities)
                               -------------------

                            Terrance L. Carlson, Esq.
                    Senior Vice President and General Counsel
                                PerkinElmer, Inc.
                                45 William Street
                               Wellesley, MA 02481
                                 (781) 237-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the United States Securities and Exchange Commission (the "Commission") by PerkinElmer, Inc., a Massachusetts corporation ("PerkinElmer"), in connection with PerkinElmer's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of PerkinElmer's outstanding zero coupon convertible debentures due August 7, 2020 (the "Debentures"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits
(a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO originally filed with the Commission on November 29, 2002.

ITEM 10. FINANCIAL STATEMENTS.

         (b) The information set forth in the Offer to Purchase in the section captioned "Capitalization" is hereby amended and supplemented as follows:

                  (1) The amount of cash and cash equivalents in the column captioned "As Adjusted (assuming no repurchases of 6.80% notes or zero coupon convertible debentures)" is changed from $466,155 to $467,062;

                  (2) The amount of cash and cash equivalents in the column captioned "As Adjusted (assuming repurchase of all 6.80% notes or zero coupon convertible debentures)" is changed from $26,211 to $26,236;

                  (3) The amount of retained earnings in the column captioned "As Adjusted (assuming repurchase of all 6.80% notes or zero coupon convertible debentures)" is changed from $663,135 to $661,635;

                  (4) The amount of total stockholders' equity in the column captioned "As Adjusted (assuming repurchase of all 6.80% notes or zero coupon convertible debentures)" is changed from $1,209,817 to $1,208,317;

                  (5) The amount of total capitalization in the column captioned "As Adjusted (assuming repurchase of all 6.80% notes or zero coupon convertible debentures)" is changed from $1,780,075 to $1,778,576; and

                  (6) The second sentence in footnote (6) is amended to insert at the end thereof, "and other expenses incurred in connection with the repurchases".

         Accordingly, as amended, the information set forth in the Offer to Purchase in the section captioned "Capitalization" reads in its entirety as follows:

                                "CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 29, 2002. This information is presented on an actual basis and on an as adjusted basis to reflect the following transactions as if they had occurred on September 29, 2002:

     - the repayment and termination of our two existing unsecured revolving credit facilities;

     - the satisfaction of our existing Fremont, California operating lease;

     - the sale of our new senior subordinated notes;

     - the funding of the term loan under our new senior credit facilities; and

     - our payment of fees, expenses and other costs associated with the above transactions.

     The following table also sets forth the information on an as adjusted basis to reflect the following transactions, in addition to the transactions described above, as if they had occurred on September 29, 2002:

     - the completion of our 6.80% notes tender offer, assuming all of those notes are tendered and accepted for payment; and

     - the completion of the Offer, assuming all of the debentures are tendered and accepted for payment.

     You should read the capitalization table below in conjunction with our unaudited condensed consolidated financial statements and the related notes to those financial statements that are included elsewhere in this Offer to Purchase.

                                                               AS OF SEPTEMBER 29, 2002
                                              -----------------------------------------------------------
                                                               AS ADJUSTED
                                                               (ASSUMING NO             AS ADJUSTED
                                                           REPURCHASES OF 6.80%    (ASSUMING REPURCHASE
                                                              NOTES OR ZERO         OF ALL 6.80% NOTES
                                                            COUPON CONVERTIBLE        AND ZERO COUPON
                                                ACTUAL         DEBENTURES)        CONVERTIBLE DEBENTURES)
                                              ----------   --------------------   -----------------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                      (UNAUDITED)
Cash and cash equivalents(1)(2).............  $   97,549        $  467,062(3)           $   26,236
                                              ==========        ==========              ==========
Total debt:
  364-day revolving credit facility.........          --                --                      --
  Five-year revolving credit facility.......      73,000                --                      --
  New senior credit facility -- term
     loan(1)(2).............................                       230,000                 345,000
  New senior credit facility -- revolving
     credit(4)..............................                            --                      --
  6.80% notes(2)............................     115,000           115,000                      --
  Zero coupon convertible debentures(1).....     403,751           403,751                      --
  New senior subordinated notes(1)..........                       225,000                 225,000
  Other debt(5).............................         259               259                     259
                                              ----------        ----------              ----------
     Total debt.............................     592,010           974,010                 570,259
Stockholders' equity:
  Preferred stock -- $1 par value,
     authorized 1,000,000 shares; none
     issued or outstanding..................          --                --                      --
  Common Stock -- $1 par value, authorized
     300,000,000 shares; issued 145,101,000
     shares at September 29, 2002...........     145,101           145,101                 145,101
  Capital in excess of par value............     644,188           644,188                 644,188
  Retained earnings(6)......................     666,255           665,676                 661,635
  Accumulated other comprehensive loss......     (45,023)          (45,023)                (45,023)
  Cost of shares held in
     treasury -- 19,798,000 shares at
     September 29, 2002.....................    (197,584)         (197,584)               (197,584)
                                              ----------        ----------              ----------
     Total stockholders' equity.............   1,212,937         1,212,358               1,208,317
                                              ----------        ----------              ----------
Total capitalization........................  $1,804,947        $2,186,368              $1,778,576
                                              ==========        ==========              ==========

                                                 footnotes on the following page

---------------

(1) The completion of all or any portion of the Offer is not a condition to the closing of the new senior subordinated notes offering or any of the other refinancing transactions. The lenders participating in our new senior credit facilities will require that we place in escrow, upon completion of the new senior subordinated notes offering, all of the net proceeds of the new senior subordinated notes offering and a portion of our borrowings under the term loan of our new senior credit facilities to pay the purchase price for debentures purchased in the Offer and to otherwise purchase or satisfy our repurchase obligations with respect to any untendered debentures. In addition, we may from time to time after the tenth business day after the expiration date of the Offer purchase any debentures not tendered in the Offer. We may acquire these debentures through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration.

(2) The completion of all or any portion of the 6.80% notes tender offer is not a condition to the closing of the new senior subordinated notes offering or any of the other refinancing transactions. The amount of the term loan under the new senior credit facilities will be reduced on a dollar-for-dollar basis to the extent any 6.80% notes are not repurchased in the 6.80% notes tender offer. In addition, we may from time to time after the expiration date of the 6.80% notes tender offer purchase any 6.80% notes not tendered in the tender offer. We may acquire these notes through open market purchase, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the 6.80% notes tender offer and could be for cash or other consideration.

(3) Includes restricted cash to be held in escrow to otherwise purchase or satisfy our repurchase obligations with respect to the untendered debentures. See note (1) above.

(4) We expect to be able to borrow up to $100.0 million under the revolving credit facilities. The revolving credit facilities will be available to us on a revolving basis during the period commencing on the closing date of the proposed new senior credit facilities and ending on the date that is five years after the closing date. We do not expect to draw down on the revolving credit facilities on the closing date.

(5) Represents borrowings on our draft facilities linked to depository accounts for certain of our subsidiaries.

(6) The refinancing of our existing revolving credit facilities will result in our expensing of previously capitalized deferred financing costs related to these facilities. The repurchase of both the 6.80% notes and the debentures will also result in a charge to our earnings equal to the unamortized deferred financing costs related to the 6.80% notes and the debentures and other expenses incurred in connection with the repurchases. Both of these charges will be reflected in other expense on our consolidated income statement. We have not reflected any gain or loss that may result from the repurchase of the 6.80% notes or the debentures. Any such gain or loss would also affect retained earnings and our consolidated income statement."

ITEM 11. ADDITIONAL INFORMATION

         (b) PerkinElmer's Current Report on Form 8-K dated December 2, 2002 (the "December 2 Form 8-K") is incorporated herein by reference.

         The audited financial statements, the financial data derived therefrom and the related discussion in the December 2 Form 8-K, including the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," for the two years ended December 30, 2001 incorporated herein by reference supersede the corresponding financial statements, data and discussion for those periods included in PerkinElmer's Annual Report on Form 10-K for the fiscal year ended December 30, 2001. In addition, the financial data for the three years ended January 2, 2000 included in the December 2 Form 8-K and incorporated herein by reference supersede the financial data for those periods included in PerkinElmer's Annual Report on Form 10-K for the fiscal year ended December 30, 2001.

         The unaudited financial statements, the financial data derived therefrom and the related discussion therein included in PerkinElmer's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2002 is presented on a basis different from the presentation of the quarterly financial information included in the December 2 Form 8-K under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Quarterly Financial Data." PerkinElmer's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2002 present financial information reflecting PerkinElmer's Fluid Sciences business unit as a discontinued operation. In addition, PerkinElmer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 presents financial information reflecting PerkinElmer's Telecommunications Component and Entertainment Lighting businesses as within its consolidated results. The December 2 Form 8-K presents financial information reflecting PerkinElmer's Fluid Sciences business unit as within its consolidated results and financial information reflecting PerkinElmer's Telecommunications Component and Entertainment Lighting businesses as discontinued operations.

ITEM 12. EXHIBITS.

         Exhibit
         Number                                  Description
         (a)(1)(i)         Offer to Purchase, dated November 29, 2002.#

         (a)(1)(ii)        Letter of Transmittal, dated November 29, 2002.#

         (a)(1)(iii)       Letter to Clients, dated November 29, 2002.#

         (a)(1)(iv)        Letter to Broker-Dealers, dated November 29, 2002.#

         (a)(1)(v)         Instructions to Form W-9.#

         (a)(2)            Press Release Regarding Offer, dated November 29,
                           2002.#

         (d)(1)            Indenture, dated August 7, 2000, between PerkinElmer,
                           Inc. (formerly EG&G, Inc.) and Bank One Trust
                           Company, N.A., as successor Trustee (previously filed as Exhibit 4.1 to the EG&G, Inc. Registration
                           Statement on Form S-3 (Registration No. 333-71069), and incorporated herein by reference).

         (d)(2)            First Supplemental Indenture, dated as of August 7,
                           2000, between PerkinElmer and Bank One Trust Company,
                           N.A., relating to the Zero Coupon Convertible
                           Debentures due August 7, 2000 (previously filed as
                           Exhibit 4.1 to PerkinElmer's Current Report on Form
                           8-K, File No. 1-5075, and incorporated herein by reference).

----------

# Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                          PERKINELMER, INC.

                                      By: /s/ Terrance L. Carlson
                                          -------------------------------
                                          Terrance L. Carlson, Esq.
                                          Senior Vice President, Business
                                          Development, General Counsel and Clerk

Date: December 2, 2002

                                  EXHIBIT INDEX

         Exhibit
         Number                                  Description
         ------                                  -----------
         (a)(1)(i)         Offer to Purchase, dated November 29, 2002.#

         (a)(1)(ii)        Letter of Transmittal, dated November 29, 2002.#

         (a)(1)(iii)       Letter to Clients, dated November 29, 2002.#

         (a)(1)(iv)        Letter to Broker-Dealers, dated November 29, 2002.#

         (a)(1)(v)         Instructions to Form W-9.#

         (a)(2)            Press Release Regarding Offer, dated November 29,
                           2002.#

         (d)(1)            Indenture, dated August 7, 2000, between PerkinElmer,
                           Inc. (formerly EG&G, Inc.) and Bank One Trust
                           Company, N.A., as successor Trustee (previously filed as Exhibit 4.1 to the EG&G, Inc. Registration
                           Statement on Form S-3 (Registration No. 333-71069), and incorporated herein by reference).

         (d)(2)            First Supplemental Indenture, dated as of August 7,
                           2000, between PerkinElmer and Bank One Trust Company,
                           N.A., relating to the Zero Coupon Convertible
                           Debentures due August 7, 2000 (previously filed as
                           Exhibit 4.1 to PerkinElmer's Current Report on Form
                           8-K, File No. 1-5075, and incorporated herein by reference).

----------

# Previously filed.